Exhibit 99.1

Lorus Therapeutics Reports First Quarter Results for Fiscal 2013

TORONTO, CANADA, October 15, 2012 - Lorus Therapeutics Inc. (TSX: LOR) (“Lorus” or the “Corporation”), a biopharmaceutical company specializing in the discovery, research and development of pharmaceutical products and technologies for the management of cancer, today reported financial results for the three months ended August 31, 2012.

Q1 2013 HIGHLIGHTS
•
Completed a private placement whereby Lorus issued 20,625,000 units consisting of one common share and one common share purchase warrant at a price of $0.32 for gross proceeds of $6.6 million adding a significant injection of capital into Lorus operations.

•
Successfully completed the accelerated drug dose escalation stage (Stage 1) of the Phase I clinical trial, with its first-in-class, lead small molecule anticancer drug LOR-253.  Further escalation is under way in the non-accelerated dose escalation stage (Stage 2) for the purpose of determining the maximal tolerated dose level and recommended Phase II dose. With dosing already at more than 5 times the starting dose level, this is an important point in the trial to expand the investigation to another site for further dose escalation and evaluation of the effects of the drug as a single agent.

•
Added MD Anderson Cancer Center as a second site in the ongoing LOR-253 Phase I clinical trial.  This study, being conducted in patients with solid tumors for whom no effective therapy is available or in patients who were unresponsive to conventional therapy, is already in progress at another leading research institution, Memorial Sloan Kettering Cancer Center in New York.

•
Annouced the allowance of a patent for LOR-253 and the lead antimicrobial small molecule LOR-220. The patent provides Lorus with exclusive rights to LOR-253 and LOR-220 in Japan until 2023. The Japanese patent provides broad protection for LOR-253 and LOR-220 composition of matter. Patents with similar protection for LOR-253 have also been issued in Canada, Australia, and China, and are pending in other major jurisdictions including the USA.

•
Announced that the Canadian Intellectual Property Office had issued Lorus’ patent for its cancer immunotherapy agent, IL-17E. The Canadian patent protects the use of IL-17E to treat cancer, including many different solid tumors such as colon, breast, ovarian, pancreatic, and lung cancers as well as melanoma until 2026. The patent also covers treatment of these cancers with IL-17E in combination with several approved anticancer therapeutics.

•	Received proceeds of $180 thousand on the exercise of 398,000 warrants related to the August 2011 financing.
•
Announced that the National Research Council of Canada Industrial Research Assistance Program (NRC-IRAP) has awarded funding in the form of a $50,000 non-refundable contribution to Lorus to support development of IL-17E for cancer therapy.

“The first quarter of fiscal 2013 was a very successful start to the year with the completion of a significant financing,” said Dr. Aiping Young, President and CEO of Lorus. “Lorus continues to advance the LOR-253 Phase I clinical trial towards completion and we anticipate reporting data from the trial during the first calendar quarter of 2013.  The proceeds of the private placement during the quarter have also allowed us to initiate a development program for IL-17E, which we believe has tremendous potential as a unique immunotherapeutic approach to the treatment of some of the most important cancers.”

FINANCIAL RESULTS
Net loss for the three months ended August 31, 2012 was $1.3 million ($0.03 per share) compared with $1.1 million ($0.06 per share) during the same period in fiscal 2012. Increased research and development expenditures of $69 thousand due to increased activity as our IL-17E program gets underway and the LOR-253 Phase I clinical trial moves towards completion, as well as higher general administrative expenses of $72 thousand primarily due to increased legal costs associated with ongoing corporate activities and higher investor relations costs offset by lower accounting costs due to the transition of IFRS in the prior year, resulted in the overall increase in net loss during the quarter.

The Company utilized cash of $1.6 million in our operating activities in the three months ended August 31, 2012 compared with $1.1 million in the same period in the prior year.  The increase in cash used in operating activities during the quarter is primarily related to an increase in expenditures in the current quarter and the repayment of outstanding accounts payable and accrual balances.

At August 31, 2012, Lorus had cash and cash equivalents of $4.1 million compared to $320 thousand at May 31, 2012.

Research and development expenses totaled $658 thousand in the three months ended August 31, 2012 compared to $589 thousand during the same period in the prior year.  Research and development costs consist of the following:

Three months ended August 31,
	2012	2011

Program costs (see below)	$623	$554
Stock-based compensation	27	26
Depreciation of equipment	8	9
Total	$658	$589
Program costs by program:
	2012	2011

Small molecules	$521	$554
Immunotherapy	102	─
Total	$623	$554

The increase in research and development costs during the three months ended August 31, 2012 is due to increased activity in the LOR-253 program as Lorus initiated the manufacture of more drug as well as move towards completion of the ongoing Phase I clinical trial, offset by lower personnel allocations to the program due to the stage of development.  During the quarter ended August 31, 2012 we initiated development on the IL-17E program which Lorus expects to escalate in the latter half of the fiscal year.

General and administrative expenses totaled $605 thousand for the three months ended August 31, 2012 compared to $533 thousand in the same period in the prior year.

Three months ended August 31,
	2012	2011

General and administrative excluding salaries	$336	$287
Salaries	194	190
Stock-based compensation	73	53
Depreciation of equipment	2	3
Total	$605	$533

General and administrative costs have increased in the three months ended August 31, 2012 compared with the prior year primarily due to increased legal costs associated with ongoing corporate activities and higher investor relations costs offset by lower accounting costs due to the transition of IFRS in the prior year.

Management has forecasted that the Corporation’s current level of cash, cash equivalents and short-term investments is not sufficient to execute its current planned expenditures for the next twelve months without further investment. The Corporation is currently in discussion with several potential investors to provide additional funding. The Corporation also continues to pursue partnership opportunities. Management believes that it will complete one or more of these arrangements in sufficient time to continue to execute its planned expenditures without interruption. However, there can be no assurance that the capital will be available as necessary to meet these continuing expenditures, or if the capital is available, that it will be on terms acceptable to the Corporation.

Lorus Therapeutics Inc.
Condensed Consolidated Interim Statements of Loss and Comprehensive Loss
(unaudited)
	Three	Three
(amounts in 000's except for per common share data)	months ended	months ended
(Canadian dollars)	Aug. 31, 2012	Aug. 31, 2011
REVENUE	$-	$-

EXPENSES
Research and development	658	589
General and administrative	605	533
Operating expenses	1,263	1,122
Finance expense	6	-
Finance income	(6)	(2)
Net financing expense (income)	-	(2)
Net loss and total comprehensive loss for the period	1,263	1,120
Basic and diluted loss per common share	$0.03	$0.06

Weighted average number of common shares
outstanding used in the calculation of
Basic and Diluted loss per common share	42,251	17,513

Forward Looking Statements
This press release contains forward-looking statements within the meaning of Canadian and U.S. securities laws. Such statements include, but are not limited to, statements relating to: the ability of the company to continue as a going concern, the ability to find and secure future financing, that we will achieve clinical and other developmental milestones on time or at all, the establishment of corporate alliances or partnerships, the Company’s plans, objectives, expectations and intentions and other statements including words such as “continue”, “expect”, “intend”, “will”, “should”, “would”, “may”, and other similar expressions. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance or achievements described in this press release. Such expressed or implied forward-looking statements could include, among others: our ability to continue to operate as a going concern; our ability to obtain the capital required for research and operations; the inherent risks in early stage drug development including demonstrating efficacy; development time/cost and the regulatory approval process; the progress of our clinical trials; our ability to find and enter into agreements with potential partners; our ability to attract and retain key personnel; changing market conditions; and other risks detailed from time-to-time in our ongoing quarterly filings, annual information forms, annual reports and annual filings with Canadian securities regulators and the United States Securities and Exchange Commission.

Should one or more of these risks or uncertainties materialize, or should the assumptions set out in the section entitled “Risk Factors” in our filings with Canadian securities regulators and the United States Securities and Exchange Commission underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this press release and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. We cannot assure you that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

Lorus Therapeutics Inc.’s recent press releases are available through its website at www.lorusthera.com.   For Lorus' regulatory filings on SEDAR, please go to www.Sedar.com.

For further information, please contact:

Lorus Therapeutics Inc.
Elizabeth Williams, Director of Finance, 1-416-798-1200 ext. 372
ewilliams@lorusthera.com